UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

MATERIAL FACT

Assessment of potential separation of Natura &Co Latam and Avon

Natura &Co Holding S.A. (“Natura &Co” or the “Company”) announces that its Board of Directors has authorized its management to assess a possible separation of Natura &Co Latam and Avon into two independent publicly traded beauty companies in order to unlock further shareholder value.

The possible separation is consistent with Natura &Co’s ongoing strategy of simplifying its corporate structure while providing increased autonomy to its business units and follows the recent divestments of Aesop and The Body Shop.

This separation would aim to unlock the potential of both companies, which have distinct geographical footprints, serve different beauty consultants and consumers, and together offer limited synergy value under the current structure.

The structure of the potential transaction is still being assessed but it is expected that it would result in two separate, standalone entities (Natura and Avon) with unique business plans, independent governance and management teams better equipped to pursue more tailored strategies to drive long-term shareholder value:

•	Natura: a leading beauty company with a historically clear focus on sustainability, owning and operating the Natura brand worldwide and with the right to operate the Avon brand in Latin America and;

•	Avon: the owner of the Avon brand, operating a geographically diversified business with a strong innovation heritage in beauty and personal care and driven by an intrinsic purpose of creating a better world for women.

Natura would continue to operate with both brands in the region, so the potential separation would not impact the integration of the brands in Latin America. In turn, Avon would indirectly benefit from the sales in Latin America through a commercial arrangement with Natura, while continuing its operations in other markets outside Latin America.

The potential separation would also afford shareholders greater visibility into the financial performance, structure, growth prospects, and investment theses of the respective companies.

There can be no assurance that any separation will ultimately be recommended by the Board of Directors. Completion of a separation would be subject to various conditions, including, among others, final approval from the Board of Directors and consent from the majority of shareholders.

While Natura &Co´s management conducts the strategic assessment, the Company continues to implement Avon´s turnaround strategy and to integrate the businesses of Natura and Avon in Latin America.

São Paulo, February 5, 2024.

Guilherme Castellan

CFO and Investor Relations Officer, Natura &Co Holding S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: February 5, 2024